Exhibit 99(a)

Plains Resources

Analysis of Revised LUK Proposal

Overview of Revised LUK Proposal

• Revised Proposal comprised of (i) $0.52 / share in cash, (ii) 0.3843 of a newly issued PLX Note (the “Notes”), and (iii) 0.1151 of a newly issued PLX Preferred share (the “Preferred”, and together with the Notes, the “Buyer Securities”)

• Leucadia has (i) reduced its purchase price by $16.6MM, or $0.67 / share, and (ii) reduced PLX shareholder “upside” as compared to the March 5th proposal, while offering PLX shareholders the identical cash flow stream

– Leucadia has reduced its purchase price while claiming to shareholders that the Revised Proposal represents an enhancement to the March 5th proposal

– Shareholders’ “upside” in PAA is reduced by 23% because Preferred value is capped at $37.00 / share

• The Revised Proposal has failed to address significant tax, structural and valuation issues raised by the Special Committee in response to the March 5th Proposal

• The Revised Proposal would significantly over-leverage PLX, which would likely (i) impair the Company’s ability to meet its interest and dividend obligations, and (ii) potentially impact PAA’s credit rating

• Leucadia appears unwilling to utilize its balance sheet to support its questionable structure

– Leucadia is (i) shifting Note and Preferred valuation and tax / structural risks to PLX shareholders rather than underwriting inherent risks and (ii) eliminating PLX shareholders’ ability to participate in GP distribution growth upside

Revised Proposal Offers Substantially Less Value

•	Leucadia has reduced upfront cash purchase price by $16.6MM, while total cash distributions on the proposed Buyer Securities have remained unchanged

(amounts in MM’s, except per share data)	Revised Proposal	March 5th Proposal
Cash Consideration
Cash consideration / PLX Share	$0.52	$1.19

Total Cash consideration	$12.9	$29.5
Change vs. March 5th proposal	($16.6)

Distributions
Interest / Note	$2.25	$2.37
Notes outstanding	9.5	12.4
Total Interest payment	$21.5	$29.4

Dividend / Preferred share	$2.78	—
Preferred shares outstanding	2.9	—
Total Dividend payment	$7.9	—

Total Cash Distributions	$29.4	$29.4

Change vs. March 5th proposal	$0.0

Revised Proposal Offers Substantially Less Value

•	Significant risk that PLX annual interest and dividend obligations will exceed after-tax cash flow generated by PLX
•	Significant risk that current interest deductions on the Notes would not be permitted under straddle rules, creating significant additional annual cash shortfall
•	Significant risk that LUK will not be able to consolidate with PLX, eliminating ability to utilize LUK NOLs against PLX income and gains

No Consolidation / No Interest Deduction	LUK Consolidation	No Consolidation / Interest Deduction
PAA LP Distributions	$27.9	$27.9	$27.9
PAA GP Distributions	4.1	4.1	4.1
Florida Cash Flow (1)	1.5	1.5	1.5

Cash Flow	$33.5	$33.5	$33.5
G&A / Public company expense	(2.0)	(2.0)	(2.0)

EBIT	$31.5	$31.5	$31.5
Interest expense	(21.5)	(21.5)	(21.5)

PBT	$10.0	$10.0	$10.0
Federal Corporate / Texas Franchise Taxes (2)	(11.3	)(3)	0.0	(4)	(2.7)
Canadian Taxes	(2.7	)(5)	(2.7)	(2.7	)(5)
GP reinvestment (6)	(1.1)	(1.1)	(1.1)

A/T Cash Flow	($5.1)	$6.2	$3.5

Estimated

Aggregate A/T Cash Flow Overage / (Shortfall)	($13.0)	($1.7)	($4.4)
A/T Cash Flow Overage / (Shortfall) per Preferred	($4.56)	($0.60)	($1.56)
A/T Cash Flow / Total Dividend Coverage	NM	0.78	x	0.44	x

Revised Proposal

Total Dividend payment proposed	$7.9	$7.9	$7.9
Dividend / Preferred share proposed	$2.78	$2.78	$2.78

(1)	Estimated based on average Florida Capex of $2.5MM for the next 5 years.
(2)	PLX may be able to utilize its NOLs going forward to offset all or part of federal taxes in early years, but not for term of securities.
PLX benefits from 10% tax deferral on PAA LP and GP distributions under No Consolidation scenarios.
(3)	PBT for tax calculation includes adding back $21.5MM of interest which would not be currently deductible under straddle rules.
(4)	Assumes state taxes and AMT liability of approximately $600K will be offset in consolidation.
State taxes will only be offset to the extent that LUK has Texas-based NOLs.
(5)	Assumes not creditable against U.S. taxes.
(6)	GP reinvestment represents PLX portion of 2% General Partner equity contribution to fund PAA acquisitions, based on PAA public guidance.

Revised Proposal Offers Substantially Less Value

•	In addition to significant tax and structural issues, the value of the Revised Proposal is below $16.75

	Pre-Tax		After-Tax
PLX Note Valuation

PLX Note Distribution	$2.25		$2.25
Interest income tax rate	0.0%		35.0%
Individual taxes	$0.00		$0.79

After-tax distribution	$2.25		$1.46
PAA yield	6.75%		6.04%
Implied value of PLX Note	$33.32		$24.20

Valuation Discount (I-shares example)	10.0%	14.0%	10.0%	14.0%
Liquidity Discount	2.0%	2.0%	2.0%	2.0%

Total Discount	12.0%	16.0%	12.0%	16.0%
PLX Note value	$29.32	$27.99	$21.30	$20.33
PLX Notes / share	0.3843	0.3843	0.3843	0.3843

PLX Note value / share	$11.27	$10.76	$8.18	$7.81

PLX Preferred Valuation

PLX Preferred Dividend	$2.78		$2.78
Dividend tax rate	0.0%		15.0%
Dividend taxes	$0.00		$0.42

A/T PLX Preferred Dividend	$2.78		$2.36
Assumed Yield	10.00%	12.00%	8.50%	10.20%
Implied value of PLX Preferred	$27.75	$23.13	$27.75	$23.13

Liquidity Discount	2.0%	2.0%	2.0%	2.0%
PLX Preferred value	$27.20	$22.66	$27.20	$22.66
PLX Preferred / share	0.1151	0.1151	0.1151	0.1151

PLX Preferred value / share	$3.13	$2.61	$3.13	$2.61

Total LUK Offer Valuation

PLX Note value / share	$11.27	$10.76	$8.18	$7.81
PLX Preferred value / share	$3.13	$2.61	$3.13	$2.61
Cash value / share	$0.52	$0.52	$0.52	$0.52

Total LUK value / share	$14.92	$13.88	$11.83	$10.94

$100MM Tender

PLX Note value / share	$8.74	$8.34	$6.35	$6.06
PLX Preferred value / share	$2.35	$1.96	$2.35	$1.96
Cash value / share	$4.55	$4.55	$4.55	$4.55

Total LUK value / share	$15.63	$14.84	$13.24	$12.56

Summary of Potential Issues

• Significant tax, structural and valuation issues remain outstanding

• We believe that the LUK structure would receive a substantially lower credit rating than Vulcan Energy, commensurate with the overlevered capital structure and uncertain ability to meet annual obligations and principal payments

– S&P and Moody’s applied BB and B1 ratings, respectively, to Vulcan Energy debt, which is comprised of a $175MM term loan B facility and has the equity commitment of investor Paul G. Allen

– The Revised Proposal contemplates utilizing approximately $330MM of debt, rendering PLX significantly overlevered on both a collateral value and cash flow coverage basis

– The proposed Notes would logically receive a materially worse credit rating than Vulcan Energy debt

• Potential Impact on Plains All American LP units, PLX’s primary asset

– Notably, Moody’s analyzed PAA and Vulcan Energy debt on a combined basis

– Linking PAA to a highly levered PLX, via LUK’s transaction structure, may impact PAA’s credit rating, and consequently, the value of the securities which substantially comprise the Revised Proposal

• Subject to tax, accounting and legal due diligence

– Florida valuation, net of potential environmental issues, will impact Leucadia’s implied valuation of the GP

– Canadian taxes (approximately $2.7MM per annum) will impair ability to meet debt and preferred obligations

Summary of Valuation Issues

• The Revised Proposal has a number of meaningful valuation issues:

– The transaction will generally be a taxable event for PLX shareholders

– After-tax cash distributions to holders of the Notes would be less than after-tax cash distributions to holders of PAA LP units

– We believe the Notes would trade at a greater discount to PAA LP units than Kinder Morgan Management (KMI’s I-shares) and Enbridge Energy Management (EEP’s I-shares) trade relative to their respective partnerships

• Notes would have less trading liquidity than KMR and EEQ due to the smaller size of the overall issue

• Noteholders do not have the ability to “swap” newly issued PLX Note into a PAA LP unit

• Valuation will be impacted by selling pressure on Notes as “tax paying” shareholders exit security

• Universe of holders is significantly smaller than I-shares (tax-exempt institutions)

• Kinder Morgan I-shares have traded at a 13.4% discount to KMP over the past year

• Enbridge Energy Management shares have traded at an 11.9% discount to EEP over the past year

• We believe the tax inefficient nature of the Notes’ cash pay coupon will manifest a further discount relative to I-shares, since I-shares offer a solution with no short-term tax liability

Summary of Valuation Issues

• Preferred will be a deeply discounted security in a highly levered entity

– Vulcan Energy $175MM term B facility has been rated BB / B1

– Preferred issued in LUK Revised Proposal would be structurally subordinate to approximately $330MM of debt, which would logically result in a materially worse credit rating than Vulcan Energy

– It has been represented that the Preferred would trade at a yield comparable to PAA’s yield, as if the Preferred were issued at the PAA level;

– However, given the deeply subordinated status of the Preferred at the PLX level, we believe that, if issued, it would logically trade at a double digit yield more consistent with its implied debt rating and subordinated status

– Preferred float would be extremely limited (+/-$100MM) and would be valued with a significant liquidity discount

– LUK has the right to defer Preferred distributions

• Credit quality / collateral coverage issues

– LUK/PLX entity lacks collateral to back Buyer Securities’ obligations

• Ability to satisfy PAA unit built-in gain and appreciation at maturity dependent on utilizing LUK NOLs (see tax issues related to utilization of NOLs)

• Inadequate asset coverage for Preferred liquidation preference

– Canadian taxes impact ability to make interest payments / dividends

– Florida cash flow volatility impacts certainty of distribution stream

Potential Tax Issues

• PLX shareholders have meaningful risk of negative tax consequences

– Receipt of cash and Notes is a taxable event, notwithstanding shareholders retain similar economic interest in PLX

– Except for shareholders with very high tax basis, shareholders will have current tax liability greater than $0.52 / share in cash

– Significant risk that receipt of Preferred will also be taxable event

– Assuming shareholders can receive Preferred tax free, only a limited number of very low tax basis shareholders can actually benefit from such tax-free treatment

– In any event, shareholders desiring full tax-free treatment may be forced to receive taxable cash and Notes

– Holders of Notes face 35% federal income tax on interest payments, whereas corporate dividends would be taxed at 15%

– Holders of Notes may have significant non-cash OID income taxable at a 35% federal rate in advance of receipt of related cash payments due to contingent interest feature

– LUK option to repay Notes in PAA units make investment in such security unattractive to holders who are unwilling or unable to hold PAA units

• Significant risk that LUK will not be able to consolidate PLX for tax purposes due to the Preferred

– Leucadia NOLs will not be available to offset current income at PLX

– PLX will not have sufficient free after- tax cash flow to pay interest on Notes and distributions on Preferred, given non-deductibility of Preferred dividends and significant risk of deferral of deductions on Note interest due to straddle rules

– LUK NOLs will not be available to offset built-in gains at PLX

• The Notes could be recharacterized as PLX equity, eliminating interest deductions and preventing consolidation with LUK

– Recharacterization would adversely affect PLX’s ability to pay interest

– LUK would be unable to use its consolidated NOLs to shelter gains attributable to the “built-in gains” in PAA units or ordinary income from distributions on PAA units, impairing the collateral backing the security

• PLX will not receive a deduction for the dividends paid on Preferred

• LUK/PLX’s interest deductions attributable to the Notes subject to significant risk of limitation or disallowance, including under the straddle rules

– Such disallowance further reduces the PLX tax shelter that permits interest and dividends to be paid on a pre-tax basis

Potential Tax Issues

• Notes may be recharacterized as PAA units

– Immediate recognition of significant “built-in gain” in PAA units which PLX would not be able to shelter with LUK’s consolidated NOLs

– Significant number of PLX holders cannot hold such an investment in an MLP due to adverse tax consequences

• LUK NOLs may not be available to offset PAA “built-in gains”

– Inability of LUK to consolidate PLX would prevent use of LUK NOLs against PAA “built-in gains”

– If NOLs are insufficient, tax liabilities would strip out cash which would otherwise be used to repay the Notes and the Preferred

– If LUK cannot shelter PAA “built-in gains,” LUK may not be able to cash-in on buyout opportunities and premiums at PAA

– LUK NOLs cannot be used to offset any PAA “built-in gains” within five years of the acquisition date

– LUK NOLs attributable to Wiltel acquisition are based on aggressive tax positions that may be challenged by the IRS

– Most or all of LUK’s current NOLs will expire or be consumed prior to maturity of Notes

– Regardless of the Preferred stock, if the Notes are recharacterized as equity, LUK NOLs will be unavailable to offset PLX income, including PAA gains